Exhibit 99.2

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞 盛 醫 藥 集 團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA RELEASES MULTIPLE CLINICAL UPDATES AT EHA2026 CONGRESS

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that seventeen clinical updates from its core assets were presented at the 31st Congress of the European Hematology Association (EHA2026), including eight poster presentations. The presentations featured data from ongoing clinical studies of olverembatinib (HQP1351), the first third-generation BCR-ABL1 inhibitor approved in China, and lisaftoclax (APG-2575), the first approved China-developed Bcl-2 selective inhibitor. The EHA2026 Congress convened in Stockholm, Sweden, from June 11, 2026 to June 14, 2026.

At the EHA2026 Congress, presentations on olverembatinib comprised key concurrent updates across two therapeutic areas: chronic myeloid leukemia (CML) and Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL). In CML, olverembatinib demonstrated deep and durable responses in patients with chronic-phase CML (CML-CP) without the T315I mutation, in whom the disease was resistant and/or intolerant to first-line TKI therapy, supporting its potential as a second-line treatment option. For CML-CP patients who have failed treatment with at least two prior TKIs, olverembatinib can be used as a standard treatment option. In addition, olverembatinib showed positive clinical data in CML patients with multiline TKI resistance and co-occurring high-risk genetic mutations. In Ph+ ALL, olverembatinib continued to demonstrate robust clinical response, with updated data from the first-line global registrational Phase III study (POLARIS-1) further validating its deep response rate and manageable safety profile. The chemotherapy-free combination regimen with lisaftoclax yielded encouraging clinical data in subpopulations such as pediatric patients with relapsed/refractory Ph+ ALL.

Updated data from the registrational Phase II study of lisaftoclax in chronic lymphocytic leukemia/ small lymphocytic lymphoma (CLL/SLL) were also presented. Stratified analyses correlating baseline characteristics with prognosis provided important insights that will inform refinement of treatment strategies and optimization of individualized dosing regimens across different patient populations. The real-world data on lisaftoclax in myeloid neoplasms also provides robust evidence for its clinical utility.

Key highlights of the selected poster presentations at EHA2026 are as follows (for more information of the Company’s candidates, please visit the official EHA website):

EFFICACY OF OLVEREMBATINIB IN PATIENTS WITH CHRONIC-PHASE CHRONIC MYELOID LEUKEMIA (CP-CML) WITH PRIOR RESISTANCE TO PONATINIB OR ASCIMINIB AND ASXL1 MUTATIONS

●	Abstract Number: EHA-3991 (PS1727)

●	First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center

●	Key Highlights: This Phase Ib study performed mutational analyses on 22 patients with ponatinib- and/or asciminib-resistant CP-CML and evaluated the antileukemic activity of olverembatinib across different mutational backgrounds. ASXL1 mutations were present in 40.9% (9/22) of patients. After olverembatinib treatment, 44.4% (4/9) of patients with ASXL1 mutations achieved clinical responses, including 22.2% (2/9) who achieved MMR, one of whom achieved MR4.5. This study provided the first evidence that olverembatinib is active in patients with ponatinib- and/or asciminib-resistant CP-CML, including those harboring challenging genotypes such as ASXL1 mutations, highlighting its potential as a treatment option for patients with multi-line TKI-resistant disease.

UPDATED EFFICACY AND SAFETY OF OLVEREMBATINIB (HQP 1351 ) AS SECOND-LINE THERAPY IN PATIENTS WITH CHRONIC-PHASE CHRONIC MYELOID LEUKEMIA (CP-CML)

●	Abstract Number: EHA-3388 (PS1733)

●	First Author: Weiming Li, MD, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology

●	Key Highlights: This single-arm, multicenter, open-label Phase II study evaluated olverembatinib as a second-line treatment in patients with CP-CML without the T315I mutation. Among 42 evaluable patients, the complete cytogenetic response (CCyR) rate was 76.2% and the major molecular response (MMR) rate was 47.6%. Responses deepened over time with longer treatment duration, and olverembatinib exhibited manageable tolerability with no treatment-related deaths. These findings support the potential of olverembatinib to induce durable and deep responses in patients with CP-CML without the T315I mutation whose disease was resistant and/or intolerant to first-line TKI therapy, further supporting its role as a second-line treatment option.

THE EFFICACY AND SAFETY OF SWITCHING TO OLVEREMBATINIB OR CONTINUING ORIGINAL TKI THERAPY IN CML-CP PATIENTS TREATED WITH AT LEAST TWO PRIOR TKIS: A PROSPECTIVE, MULTICENTER, CONTROLLED TRIAL

●	Abstract Number: EHA-4595 (PS1728)

●	First Author: Bingbing Wen, the Second People’s Hospital of Shenzhen

●	Key Highlights: This prospective, multicenter, controlled trial enrolled 105 patients with CML-CP who had received at least two prior TKIs for ≥18 months and failed to achieve MMR. Patients were assigned in a 1:2 ratio to either switch to olverembatinib (40 mg orally every other day) or continue their most recent TKI therapy. Results showed that the 6-month MMR rate was significantly higher in the olverembatinib group than in the control group (54.3% vs 10.0%; P<0.001). At 12 months, the cumulative incidence of MMR was 57.14% in the olverembatinib group compared with 21.43% in the control group (P<0.0001). Common grade 3/4 hematologic treatment-emergent adverse events (TEAEs) include thrombocytopenia (42.86%) and anemia (17.14%). Grade 3/4 non-hematologic adverse events were rare. Notably, 78.57% of adverse events related to prior TKI therapy improved after patients switched to olverembatinib. These findings support olverembatinib as a potential standard of care for patients with CML-CP previously treated with at least two TKIs.

UPDATED RESULTS OF POLARIS-1 (PART 1), A GLOBAL REGISTRATIONAL PHASE 3 STUDY: OLVEREMBATINIB COMBINED WITH LOW-INTENSITY CHEMOTHERAPY IN NEWLY DIAGNOSED PH+ ALL

●	Abstract Number: EHA-3437 (PS1479)

●	First Author: Suning Chen, The First Affiliated Hospital of Soochow University

●	Key Highlights: This global, multicenter, registrational Phase III study (POLARIS-1 Part 1) is evaluating the efficacy and safety of olverembatinib in combination with reduced-intensity chemotherapy in patients with newly diagnosed Ph+ ALL. A total of 55 patients were enrolled. By the end of induction, the CR/CRi rate reached 94.4% and the MRD-negative CR rate reached 63.0%. MRD-negativity rates increased over time, reaching 93.1% by the end of cycle 9. The regimen demonstrated a manageable safety profile, with no meaningful differences in efficacy or safety observed between the 30 and 40mg dose groups. Encouraging activity was also observed in patients with adverse prognostic genotypes, including IKZF1 plus. These findings suggest that olverembatinib combined with low-intensity chemotherapy may induce rapid, deep, and sustained MRD-negative responses in patients with newly diagnosed Ph+ ALL, while maintaining a favorable safety profile, and provide important evidence supporting its use in the frontline setting.

SAFETY AND PRELIMINARY EFFICACY OF OLVEREMBATINIB (HQP1351) COMBINED WITH LISAFTOCLAX (APG-2575) IN PEDIATRIC PATIENTS WITH RELAPSED/REFRACTORY (R/R PH+ ALL): RESULTS OF A PHASE 1B STUDY

●	Abstract Number: EHA-4691 (PS1473)

●	First Author: Jingliao Zhang, Institute of Hematology and Blood Diseases Hospital, Chinese Academy of Medical Sciences and Peking Union Medical College

●	Key Highlights: This open-label, dose-escalation Phase Ib study evaluated olverembatinib in combination with lisaftoclax in pediatric patients with relapsed/refractory (R/R) Ph+ ALL who are resistant or intolerant to at least one prior TKI. A total of 17 patients were enrolled, with a median age of 13 years, and 40% harbored ABL1 mutations, including T315I. Among nine efficacy-evaluable patients, the combination achieved an overall response rate (ORR) of 88.9%, an MRD-negativity rate of 66.7% (8/12 at cycle 2 day 28), and 93.3% of patients (14/15 at cycle 2 day 28) achieved MMR or better. Both agents were detectable in cerebrospinal fluid (CSF), providing evidence of CNS penetration, and demonstrated activity across ABL1 mutation subgroups. The regimen showed a manageable safety profile with no treatment-related deaths. These findings support the potential of this chemotherapy-free oral dual-targeted regimen to induce rapid and deep remissions, and may provide a novel treatment option for pediatric patients with R/R Ph+ ALL.

REAL-WORLD EFFICACY AND SAFETY OF LISAFTOCLAX IN MYELOID NEOPLASMS: A MULTICENTER STUDY

●	Abstract Number: EHA-5454 (PF562)

●	First Author: Chen Cao, Qilu Hospital of Shandong University

●	Key Highlights: This multicenter real-world (retrospective) study evaluated the efficacy and safety of the novel BCL-2 inhibitor lisaftoclax in patients with myeloid neoplasms. A total of 30 patients (median age 63) were enrolled, including 25 patients with acute myeloid leukemia (AML, 83%), 3 with myelodysplastic syndromes (MDS, 10%), and 2 with chronic myelomonocytic leukemia (CMML, 7%). In patients with AML, the CR/CRi rate reached 72%, with the highest response observed in the ELN low-risk subgroup (87%). Among patients achieving CR/CRi, the MRD-negativity rate was 61%. The CR/CRi rate was 100% in patients with NPM1 mutations and 83% in patients with IDH2 mutations. Among the three patients with MDS, two achieved CRi. Regarding safety, grade≥3 treatment-emergent adverse events (TEAEs) were primarily hematologic adverse events, including thrombocytopenia (27%), anemia (23%), and neutropenia (20%). Overall safety was manageable. These findings demonstrate promising efficacy and manageable safety of lisaftoclax in the real-world treatment of myeloid neoplasms, particularly AML.

CORRELATION OF BASELINE CHARACTERISTICS WITH PROGNOSIS IN PATIENTS WITH CHRONIC LYMPHOCYTIC LEUKEMIA/SMALL LYMPHOCYTIC LYMPHOMA (CLL/SLL) TREATED WITH LISAFTOCLAX (APG-2575) IN A PIVOTAL PHASE 2 STUDY

●	Abstract Number: EHA-3984 (PS1713)

●	First Author: Keshu Zhou, Henan Cancer Hospital

●	Key Highlights: This correlative analysis from the pivotal Phase II study (NCT05147467) evaluated associations between baseline characteristics and prognosis in patients with R/ R CLL/SLL treated with lisaftoclax. The study enrolled 77 patients with R/R CLL/SLL refractory to BTKis who received lisaftoclax 600 mg once daily. Among 72 evaluable patients, the median progression-free survival (PFS) was 23.9 months and the Independent Review Committee (IRC)-assessed ORR was 62.5%. Further analyses showed that TP53 mutation/del(17p), complex karyotype (CK), and mutations in SF3B1, KIT, BLM, and SETD2 were associated with significantly shorter PFS. Complex karyotype and tumor size were identified as independent risk factors for shorter PFS. These findings demonstrate that lisaftoclax has clinical activity in patients with R/R CLL/SLL refractory to BTKi therapy. Additionally, these data may help to identify patients with poorer prognosis based on baseline risk characteristics, supporting future risk stratification and risk-adapted combination treatment strategies.

By order of the Board
Ascentage Pharma Group
International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, June 15, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky Note 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:	1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

	2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.

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